

By Electronic Mail

February 23, 2021

U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, D.C. 20549

RE: Invesco Exchange-Traded Self-Indexed Fund Trust
   Issuer CIK: 0001657201
   Issuer File Number: 333-221046 / 811-23304
   Form Type: 8-A12B
   Filing Date: February 23, 2021

To Whom It May Concern:

Please be advised that Cboe BZX Exchange, Inc. has received an application from the above-referenced issuer and has approved the following securities for listing on Cboe BZX Exchange, Inc. ("Exchange"):

- Invesco International Developed Dynamic Multifactor ETF (IMFL)

The Exchange requests acceleration of registration of these securities under the Securities Exchange Act of 1934, as amended. If there are any questions, please call me at (913) 815-7024. Your assistance is greatly appreciated.

Sincerely,

Charles Sullivan
Initial Listings Analyst